SRK Consulting (UK) Limited 5th Floor Churchill House
17 Churchill Way Cardiff CF10 2HH Wales, United Kingdom
E-mail: enquiries@srk.co.uk URL: www.srk.com
Tel: + 44 (0) 2920 348 150

CONSENT OF QUALIFIED PERSON

TO:    Aya Gold & Silver Inc. (“Aya” or the “Corporation”)

AND TO:    Autorité des marchés financiers (Québec) British Columbia Securities Commission Alberta Securities Commission
Financial and Consumer Affairs Authority of Saskatchewan Manitoba Securities Commission
Ontario Securities Commission
Financial and Consumer Services Commission of New Brunswick Nova Scotia Securities Commission
Financial and Consumer Services Division (Prince Edward Island)
Office of the Superintendent of Securities Service Newfoundland and Labrador Dear Sirs/Mesdames:
RE: Filing of a Technical Report Supporting the Press Release Titled “Aya Gold & Silver Announces Updated PEA for Boumadine: After-Tax NPV Doubles to $3.5B with 93% IRR” Dated September 9, 2026, (the “Press Release”)
I, Guy Dishaw, do hereby consent to:

i)the public filing of the technical report titled “Technical Report – Updated Preliminary Economic Assessment for the Boumadine Polymetallic Project, Kingdom of Morocco” dated on October 20, 2026, with an effective date of September 9, 2026, (the “Technical Report”), filed with all of the Canadian Securities regulatory authorities having jurisdiction and publicly with SEDAR+;
ii)the use of extracts from, or a summary of, the Technical Report in the Press Release and to its filing with the relevant regulatory authorities; and
iii)the written disclosure of the Technical Report and extracts from, or a summary of, the Technical Report in any written disclosure, filed or being filed by Aya;
I, Guy Dishaw, confirm that I have read the written disclosure filed by Corporation in the Press Release and that it fairly and accurately represents the information in the Technical Report or part that I am responsible for.

32988_Boumadine-TR_QP Consent_Guy Dishaw_16102026.docx

DATED on the date first written above

“Signed”    “Sealed”

Guy Dishaw, P.Geo., Principal Consultant (Mining Geology)

32988_Boumadine-TR_QP Consent_Guy Dishaw_16102026.docx